Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Linux Gold Corp.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 13, the consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations and deficit, cash flows and stockholders’ equity for the period from March 1, 2002 to February 28, 2005 and for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 (these consolidated financial statements before the effects of the adjustments discussed in Note 13 are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether t h e financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

I n our opinion, the financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 13, present fairly, in all material respects, the financial position of t h e Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for h t e period from March 1, 2002 to February 28, 2005 and for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 in accordance with generally accepted accounting principles used in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These consolidated f i nancial statements do not include any adjustments, which might result from the outcome of these uncertainties.

We were note engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 13 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Smythe Ratcliffe Chartered Accountants.

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 15, 2005